                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                                (Rule 13d-101)

                   Under The Securities Exchange Act of 1934

                            Medical Resources, Inc.
                               (Name of Issuer)

                         Common Stock, $0.01 par value
                        (Title of Class of Securities)

                                   58461Q102
                                (CUSIP Number)

                               John Schoenfelder
                                   DVI, Inc.
                                2500 York Road
                         Jamison, Pennsylvania  18929

                                With a copy to:

                              F. Douglas Raymond
                          Drinker Biddle & Reath LLP
                               One Logan Square
                            18th and Cherry Streets
                         Philadelphia, PA  19103-6996
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               February 26, 2001
            (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of (S)(S)240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. []

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (S)240.13d-7 for other parties to whom copies are to be sent.

                                 SCHEDULE 13D
CUSIP NO.  58461Q102
         -----------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      DVI, Inc.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                (a) [_]       (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            341,869

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          341,869
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      341,869

------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      [ ]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      6.22%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      CO
------------------------------------------------------------------------------

                                 SCHEDULE 13D
CUSIP NO. 58461Q102
         -----------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      DVI Financial Services Inc.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                  (a) [_]     (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          341,869
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             341,869

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      341,869

------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      [ ]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      6.22%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      CO
------------------------------------------------------------------------------

Item 1.  Security and Company.

     This statement on Schedule 13D ("Schedule 13D") relates to the common stock, par value $0.01 per share (the "Shares"), of Medical Resources, Inc., a corporation organized under the laws of the State of Delaware (the "Company"). The principal executive offices of the Company are located at 155 State Street, Hackensack, New Jersey 07601.

Item 2.  Identity and Background.

     This Schedule 13D is being filed by DVI, Inc. ("DVI"), a Delaware corporation, and DVI Financial Services Inc., a direct wholly-owned subsidiary of DVI ("DVI Financial" and together with DVI, the "Reporting Persons"). DVI and DVI Financial are specialty finance companies that provide asset-backed financing to healthcare providers. The principal executive offices of DVI and DVI Financial are located at 2500 York Road, Jamison, Pennsylvania 18929.

     Each executive officer and each director of the Reporting Persons is a citizen of the United States. The name, business address and present principal business of each executive officer and director of the Reporting Persons are set forth in Exhibit 1 to this Schedule 13D and are specifically incorporated herein by reference.

     During the last five years, none of the Reporting Persons nor, to the best of their knowledge, any of their executive officers or directors, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amounts of Funds or Other Consideration.

     The 341,869 Shares referred to herein were distributed to DVI Financial by the Company pursuant to the consummation of the Company's Third Amended Joint Plan of Reorganization, dated November 6, 2000, confirmed by the United States Bankruptcy Court for the Southern District of New York (the "Plan of Reorganization"), on account of the discharge of certain claims held by DVI Financial, among others, against the Company in its bankruptcy proceeding under chapter 11 of title 11 of the United States Code (the "Bankruptcy Code").

     DVI Financial did not pay additional consideration for the Shares which it received pursuant to the Company's Plan of Reorganization.

Item 4.  Purpose of the Transaction.

     As described in the response to Item 3 above, the Shares beneficially owned by the Reporting Persons were distributed to DVI Financial pursuant to the terms of the Plan of Reorganization on account of claims in the Company's proceeding under the Bankruptcy Code. The Reporting Persons intend to hold the Shares for investment purposes and do not have any present plans or proposals that relate to or would result in any change in the business, policies, management, structure or capitalization of the Company, but the Reporting Persons reserve the right to consider or make such plans and/or proposals in the future. The Reporting Persons reserve the right to acquire, or dispose of, additional securities of the Company, in the ordinary course of business, to the extent deemed advisable in light of their general investment policies, market conditions or other factors. The Reporting Persons may contact the Company and/or other shareholders regarding potential strategies to increase shareholder value.

     Upon consummation of the Plan of Reorganization, the Board of Directors of the Company was reconstituted with seven members, six of whom were selected by the holders of $75,000,000 in aggregate principal amount of senior notes of the Company as a class (the "Former Holders"), each of whom, on account of the discharge of the Former Holders' claims in the Company's proceeding under the Bankruptcy Code, received a distribution of Shares under the Plan of Reorganization, and one of whom was selected by DVI Financial. Pursuant to the Stockholders Agreement dated as of February 26, 2001 by and among the Company, the Former Holders, Geoffrey Whynot ("Whynot") and Christopher Joyce ("Joyce") (the "Stockholders Agreement"), and the Voting Agreement dated as of February 26, 2001 by and among the Former Holders, DVI Financial and the Company (the "Voting Agreement" and collectively with the Stockholders Agreement, the "Agreements"), each of which is also described in Item 6, DVI Financial has agreed to vote its Shares to maintain such Board composition. DVI Financial has selected Barry Tanner as its representative on the Board.

     The Reporting Persons have been advised that as a result of the consummation of the Plan of Reorganization, the Company has filed a Form 15 to deregister the Shares. If such deregistration is effective, the Reporting Persons do not intend to file any amendments to update any of the information contained in this Schedule 13D.

Item 5.  Interest in Securities of the Company.

     The Reporting Persons have beneficial ownership of 341,869 Shares. Based upon the 5,491,961 Shares the Reporting Persons understand to be presently outstanding, this beneficial ownership would constitute approximately 6.22% of the Shares.

     Pursuant to the Voting Agreement described in Item 6 and incorporated by reference herein, each of DVI Financial and each of the Former Holders has agreed to vote in favor of certain nominees of DVI Financial and the Former Holders to the Board of Directors of the Company. The Reporting Persons disclaim beneficial ownership of the Shares held by the Former Holders. The description of the Stockholders Agreement in Item 6 is incorporated herein by reference. The descriptions of the Voting Agreement and the Stockholders Agreement are qualified in their entirety by reference to the Agreements, which are filed as Exhibits 2 and 3 on that certain Schedule 13D of John Hancock Financial Services, Inc. with respect to the securities of the Company filed with the SEC on March 8, 2001 (the "JHFS 13D").

     None of the Reporting Persons nor, to the best of their knowledge, any of the persons named on Exhibit A of this Schedule 13D has effected any transactions in the Company's securities in the last 60 days other than those transactions described above.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Company.

     In connection with the transactions described in Item 3, DVI Financial entered into the Agreements. Whynot and Joyce are the current Co-Chief Executives of the Company. The descriptions below of these Agreements are qualified in their entirety by reference to the agreements, which are filed as Exhibits 2 and 3 on the JHFS 13D and which are incorporated herein by reference.

     The Voting Agreement provides that, until the occurrence of certain events, the Former Holders and DVI Financial will vote to elect from time to time one nominee selected by DVI Financial and six nominees selected by a majority of the Former Holders to the Company's Board of Directors. Pursuant to the Voting Agreement, the Company has agreed to provide the Former Holders and DVI Financial with certain rights, including the right to receive certain information relating to the Company and preemptive rights on future securities issuances.

     The Stockholders Agreement provides that until the occurrence of certain events each of Joyce and Whynot will also vote their Shares from time to time in favor of six nominees to the Company's Board of Directors selected by a majority of the Former Holders and the nominee selected by DVI Financial. Pursuant to the Stockholders Agreement, the Company granted to the Former Holders two demand registration rights and granted to DVI Financial, Joyce, Whynot and the Former Holders the right to piggyback on registrations of securities effected by the Company on its own behalf or for other holders of securities.

Item 7.  Material Filed as Exhibits.

Exhibit 1 -    Name, Business, Address and Present Principal Occupation of Each
               Executive Officer and Director of DVI and DVI Financial.

Exhibit 2 -    Voting Agreement dated as of February 26, 2001 by and among the
               Former Holders, DVI Financial and the Company, which is incorporated by reference to Exhibit 2 of the JHFS 13D.

Exhibit 3 -    Shareholders Agreement dated as of February 26, 2001 by and among the Company, the Former Holders, DVI Financial, Whynot and Joyce, which is incorporated by reference to Exhibit 3 of the JHFS 13D.

Exhibit 4 -    Joint Filing Agreement, dated as of March 8, 2001, by and among
               DVI and DVI Financial.

                                  SIGNATURES

  After reasonable inquiry and to the best of knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  March 8, 2001


                                             DVI, Inc.

                                                 /s/ Richard E. Miller
                                             By: _____________________________
                                                 Name:  Richard E. Miller
                                                 Title: Executive Vice President


                                             DVI Financial Services, Inc.

                                                 /s/ Richard E. Miller
                                             By: _____________________________
                                                 Name:  Richard E. Miller
                                                 Title: President

                               Index to Exhibits


Exhibit 1 -   Executive Officers and Directors of DVI, Inc. and DVI Financial
              Services Inc.

Exhibit 2 -   Voting Agreement dated as of February 26, 2001 by and among the
              Former Holders, DVI Financial and the Company, which is incorporated by reference to Exhibit 2 of the JHFS 13D.

Exhibit 3 -   Shareholders Agreement dated as of February 26, 2001 by and among the Company, the Former Holders, DVI Financial, Whynot and Joyce, which is incorporated by reference to Exhibit 3 of the JHFS 13D.

Exhibit 4 -   Joint Filing Agreement, dated as of March 8, 2001, by and
              among DVI and DVI Financial.